

September 13, 2013

Via E-mail
Mr. Joseph C. Capezza
Chief Financial Officer
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

> **Re: Health Net, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed July 29, 2013**
> **File No. 001-12718**

Dear Mr. Capezza:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the quarterly period ended June 30, 2013

Notes to the Financial Statements

2.   Significant Accounting Policies
Health Plan Services Health Care Cost, page 9

1.   You state on pages 9 and 59 that for the three and six months ended June 30, 2013, there were no material reserve developments related to prior years. You state in Exhibit 99.1 of the 8-K filed July 25, 2013 that you had a favorable development of $54 million for the six months ended June 30, 2013. Please provide proposed disclosure to be included in your next 10-Q to clarify the reserve development relating to prior years and the reasons for the development. You state in (c) on page 16 of Exhibit 99.1 of the 8-K that the majority of the adjustments to reserves relate to variables and uncertainties associated with actuarial

assumptions. Please clarify in the proposed disclosure what assumptions changed, why the assumptions changed and how it affected your reserve.

10.   State-Sponsored health Plans Rate Settlement Agreement, page 31

2. You entered a settlement agreement on November 2, 2012 which indicates that the balance in the deficit account will be adjusted annually and settled in 2019. If an amount exists in the deficit account on December 31, 2019 you will be paid the balance up to a maximum amount. You recorded an amount of $35.4 million in premium revenue for the six months ended June 30, 2013 relating to the amount in the deficit account at December 31, 2012. As it appears that this amount is subject to adjustment through December 31, 2019, please tell us why you believe the amount meets the fixed and determinable criteria for revenue recognition in the six months ended June 30, 2013. Refer to ASC 605-10-S99-1

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Staff Accountant, at (202) 551-3652 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant